Exhibit 99.3

Globant S.A.

Selected Investor Presentation Slides

Forward-Looking Statements

In addition to historical information, the following slides might contain “forward-looking statements” relating to Globant S.A. (the “Company”) that are based on the current beliefs of its management, expectations and projections of future events as well as assumptions made and information currently available to the Company. Such forward looking statements, as well as those included in any other material discussed at any management presentation, reflect the current views of the Company with respect to future events and are subject to risks, uncertainties and assumptions about the Company and its subsidiaries, including, among other things, its future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which the Company operates or is seeking to operate or anticipated regulatory changes in the markets in which it operates or intends to operate. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in the following slides should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: impact and duration of the COVID-19 pandemic, inability to maintain current resource utilization rates and productivity levels; inability to manage attrition and attract and retain highly-skilled IT professionals; failure to use accurate expectations and assumptions regarding the cost and complexity of performing client work in developing pricing structures for client contracts; inability to achieve anticipated growth; inability to effectively manage our growth, which could place significant strain on the Company’s management personnel, systems and resources; the Company’s expectation that it will be able to integrate and manage acquired companies and that the Company’s will yield expected benefits; loss of services of the Company’s senior management team or other key employees; inability to continue to innovate and remain at the forefront of emerging technologies and related market trends; as to any of the Company’s largest clients, termination, decrease in the scope of, or failure by such client to renew its business relationship or short-term contract with the Company; the levels of the Company’s concentration of revenues by vertical, geography, by client and by type of contract in the future; changes in general economic conditions in the United States, Europe or globally; uncertainty concerning the instability in the current economic, political and social environment in Argentina; increases in exposure to fluctuations in the value of the Argentine peso due to Argentina’s regulations on proceeds from the export of services; the imposition in the future of additional regulations on proceeds collected outside Argentina for services rendered to non-Argentine residents or of export duties and controls; the continuity of the tax incentives available for software companies with operations in Argentina; continuing substantial control over the Company by the Company’s principal shareholders, directors and executive officers and entities affiliated with them and its impact on ability of investors to influence significant corporate decisions, such as approval of key transactions, including a change of control; ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America and various other factors described under “Item 3. Key Information—D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. No one intends, or assumes any obligations, to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements as a prediction of actual results or otherwise.

Non-IFRS Financial Measures

The following slides include certain financial measures that are not calculated in accordance with International Financial Reporting Standards (“non-IRFS financial measures”), which have not been subject to audit. These non-IFRS financial measures are provided as additional information to enhance an overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating our performance. These non-IFRS financial measures should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability is limited.

The information and opinions contained in this presentation are provided as of the date of this report and are subject to verification, completion and change without notice.

The following slides should not be considered as a recommendation by the Company or any of its advisers and/or agents that any person should subscribe for or purchase any securities of the Company.

At a **GLANCE**

Key Statistics

$659M
2019 total Revenue

27%
2014 – 2019 Revenue CAGR

$70k
2019 annual Revenue per IT Professional

39.5%
Q1'20 Adj. Gross Profit Margin Percentage

15.6%
Q1'20 Adj. Profit from Operations Margin Percentage

12,500+
Total Employees as of Mar 31, 2020

822
2019 Total Active Customers Served

107
2019 Customers with over $1M in Annual Revenue

Global Delivery Model

52 offices in 34 cities throughout 16 countries

Headcount Distribution (as of Mar'20)

- Argentina
- Colombia
- Other Latam
- India
- US & Europe

8%
29%
10%
26%
27%

Revenue by Geography (Q1'20)

- North America
- Latam and Others
- Europe
- Asia

6%
1%
18%
75%

Note: Adjusted Gross Profit Margin Percentage excludes depreciation and amortization and share-based compensation expense.
Adjusted Profit from Operations Margin Percentage excludes share-based compensation expense, impairment of assets, net of recoveries, acquisition-related charges and COVID-19 related expenses.
2019 annual Revs per IT Prof: Sum of 2019 Revs / average (IT Prof for Q1'19; IT Prof Q4'19)
2019 Total Active Customers Served: Clients generating > $0 Revenues between 01-01-2019 and 12-31-2019
2019 Customers with over $1M in Annual Revenue: Clients generating > $1M Revenues between 01-01-2019 and 12-31-2019

Globant

Significant Revenue Growth

Revenue ($M)

CAGR: 27.0%
YoY: 31.1%
254
323
413
522
659
146
192
2015
2016
2017
2018
2019
Q1'19
Q1'20

Average Revenue by Client ($M)

Top 10
CAGR: 21.7%
Top 20
CAGR: 22.6%
11.9
7.7
15.0
9.7
17.3
11.4
23.0
15.1
26.0
17.5
2015
2016
2017
2018
2019

Client Revenue Contribution (%)

Clients	2014	2015	2016	2017	2018	2019	Q1'20
Top 1	9	12	10	10	11	11	12
Top 5	27	33	34	29	32	26	29
Top 10	44	47	47	42	44	39	41

Clients with Revenue >$1M

46
51
60
82
90
107
2014
2015
2016
2017
2018
2019

Globant

Strong ability to develop accounts

Increasing # of multi-million $ accounts

	2014	2015	2016	2017	2018	2019
$20M+	0	1	2	3	5	7
$10M+	2	5	6	9	9	14
$5M+	10	10	11	18	21	26
$1M+	46	51	60	82	90	107

50^2 strategy:

- Dedicated onsite teams
- Strategic partner
- Increased visibility

Annual revenues of select top 20 customers since the launch of 50^2 strategy in 2016

	2016	2017	2018	2019
Customer A	31	42	59	74
Customer B	12	13	15	23
Customer C	0	1	10	18
Customer D	3	11	14	16
Customer E	2	5	8	11

- Studio cross-selling
- POD model penetration
- Increasing number of projects

Globant

IFRS Financial Measures Income Statement Summary

G

Reconciliation of Adjusted Profit from Operations

	Three months ended March 31			Year ended December 31		
	2020	2019		2019	2018	2017
Profit from Operations	18,714	18,356		80,735	66,794	33,166
Share-based compensation expense	6,279	4,420		19,888	12,913	14,464
Acquisition-related charges (a)	3,162	1,946		10,695	4,273	7,523
Impairment of assets (b)	-	-		673	354	1,586
COVID-19-related expenses (c)	1,716	-		-	-	-
Adjusted Profit from Operations	**29,871**	**24,722**		**111,991**	**84,334**	**56,739**
Adjusted Profit from Operations margin	**15.6%**	**16.9%**		**17.0%**	**16.1%**	**13.7%**

Reconciliation of adjusted gross profit

	Three months ended March 31			Year ended December 31		
	2020	2019		2019	2018	2017
Gross Profit	72,203	57,424		254,161	203,756	150,268
Depreciation and amortization expense	2,290	1,227		7,350	4,022	4,339
Share-based compensation expense	1,121	1,443		4,976	4,248	5,666
Adjusted gross profit	**75,614**	**60,094**		**266,487**	**212,026**	**160,273**
Adjusted gross profit margin	**39.5%**	**41.1%**		**40.4%**	**40.6%**	**38.8%**

Reconciliation of IFRS to Non IFRS Financial Measures

Notes:

(a) Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b) Impairment of assets include, when applicable, charges for impairment of intangible assets, charges for impairment of investments in associates and charges for impairment of tax credits, net of recoveries.

(c) COVID-19 related expenses include, when applicable, bad debt provision related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations.

(d) Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.àr.l.

Globant

Reconciliation of IFRS to Non IFRS
Financial Measures

Reconsolidation of Non-IFRS Financial Data

Overview

To supplement our financial measures prepared in accordance with IFRS, we use certain non-IFRS financial measures including (i) adjusted diluted earnings per share ("EPS"), (ii) adjusted net income, (iii) adjusted gross profit, (iv) adjusted selling, general and administrative expenses ("SG&A") expenses, and (v) adjusted profit from operations. These measures do not have any standardized meaning under IFRS, and other companies may use similarly titled non-IFRS financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-IFRS financial measures may not be comparable to similar non-IFRS measures presented by other companies. We caution investors not to place undue reliance on such non-IFRS measures, but instead to consider them with the most directly comparable IFRS measures. Non-IFRS measures have limitations as analytical tools and should not be considered in isolation. They should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

The reconciliations of these non-IFRS measures to the most comparable financial measures calculated and presented in accordance with IFRS are shown in the table below. We use these non-IFRS measures as key measures in the evaluation of our performance and our consolidated financial results. We believe these non-IFRS measures are useful to investors in their assessment of our operating performance and the valuation of our company. In addition, these non-IFRS measures address questions we routinely receive from analysts and investors and, in order to assure that all investors have access to similar data, we have determined that it is appropriate to make this data available to all investors.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly compared to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures or adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition related charges, impairment of assets, share-based compensation expense, COVID-19-related expenses and expenses related to secondary share offering (See "Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings" in our most recent Annual Report on Form 20-F).

Adjusted Gross Profit and Adjusted SG&A Expenses

We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly compared to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as amortization and depreciation expense, share-based compensation expense and only with respect to adjusted SG&A expenses, acquisition related charges.

Adjusted Profit from Operations

We utilize non-IFRS measures of adjusted profit from operations as supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly compared to the IFRS measures of profit from operations. Our non-IFRS measure of adjusted profit from operations exclude the impact of certain items, such as acquisition related charges, impairment of assets, share-based compensation expense and COVID-19-related expense..

Globant